Exhibit 99.2

PRESS RELEASE

June 8, 2004

Eksportfinans ASA launches Global Strategic Benchmark transaction

Yesterday, the Norwegian agency Eksportfinans ASA (rated Aaa/AA+/AAA) announced its intentions to offer for sale a USD 1 billion Global Strategic Benchmark transaction. The notes offering will be launched in the nearest future, subject to market conditions.

With a tenor of five years, Eksportfinans is offering and selling these notes under its existing shelf registration statement on file with the Securities and Exchange Commission (SEC) in the United States of America. The notes will be documented under Eksportfinans’ US MTN Program.

The net proceeds of the offering will be used to finance new export credits from Eksportfinans, as well as new lending to the municipal sector in Norway through Eksportfinans’ subsidiary Kommunekreditt Norge AS.

Citigroup, Goldman Sachs & Co. and Nomura Securities International Inc. have been appointed joint-lead managing underwriters for the transaction.

A prospectus and prospectus supplement for the US MTN Program meeting the requirements of the US Securities Act of 1933 may be obtained from Eksportfinans ASA, Dronning Mauds gate 15, 0250 Oslo, tel. +47 22 01 22 00, fax: +47 22 01 22 02, e-mail: funding@eksportfinans.no.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. It is issued pursuant to Rule 134 under the US Securities Act of 1933. An offer, if any, of these securities will be made solely by means of the prospectus and prospectus supplement with respect to such offering.

Contact persons:
Søren Elbech, Head of Funding and Investor Relations,
phone +47 93 25 35 61, mail soe@eksportfinans.no

Elise Lindbæk, Head of Information,
phone +47 22 01 22 64/+47 90 51 82 50, mail el@ekspotfinans.no

Eksportfinans is the Norwegian Export Credit Agency- the joint institution of the banks and the Norwegian Government — whose purpose is to develop and offer competitive, long-term financial services to the export industries and the local government sector.